                                                                                                                                                                                                        450 Wireless Blvd.

Hauppauge, New York 11788

NORTHERN LIGHTS FUND TRUST

Emile R. Molineaux

Secretary

Direct Telephone: (631) 470-2600

Fax: (631) 470-2701

E-mail: emilem@geminifund.com

September 20, 2010

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

Attn: Laura Hatch

RE:

Wade Core Destinations Fund, Wayne Hummer Small Cap Core, Wayne Hummer Large Cap Core [collectively “Wayne Hummer Funds], EM Capital India Gateway Fund, Toews Hedged Emerging Markets Fund, KCM Macro Trends Fund, Generations Multi-Strategy Fund, of the Northern Lights Fund Trust [each a “Fund” and collectively the “Funds”]

            File Nos. 333-122917; 811-21720

Dear Ms. Hatch:

On behalf of the Registrant(s), this letter responds to the comments you provided by telephone on Tuesday, August 17th 2010, with respect to the N-CSR filings for the above-referenced Funds.  Your comments are set forth below, and each is followed by the Registrant’s response.

Wade Core Destination Fund N-CSR dated 7/31/2009:

Comment 1:	The filing did not contain the required auditor’s opinion page.
Response:	An amended N-CSR was filed with the SEC containing the auditor’s opinion page.

Wayne Hummer Funds’ N-CSR dated 3/31/2010:

Comment 1:

In the Footnotes section of the report, under Note 4 within the discussion of affiliated fees, the chart for fees paid to Gemini for Custody, Compliance and GemCom did not correlate back to the amounts shown in the Statement of Operations.

Response:	An amended N-CSR was filed with the SEC containing the corrected affiliated Custody, Compliance and GemCom fees.

EM Capital India Gateway Fund N-CSR dated12/31/09

Comment 1:	The gross expense ratio for Class A appearing in the Financial Highlights differ from that of the prospectus by 60 basis points after taking into account the underlying fund fees ratio.
Response:	We had to do an independent calculation of the gross expense ratio for the year ended December 31, 2009, due to the fact that the 12b-1 fee ratio was reduced during the fiscal year.

Toews Hedged Emerging Markets Fund N-CSR dated 4/30/10

Comment 1:	It appears that the gross expense ratio and the net expense ratio are reversed in the Financial Highlights.
Response:	We will reflect the change in the upcoming 10/31/10 semi-annual report filing on Form N-CSRS.
Comment 2:	The S&P 500 was used as the benchmark in the Growth of $10,000 Investment graph and performance table when the prospectus discusses the MSCI Emerging Markets Index as the appropriate benchmark.
Response:	We will utilize the MSCI Emerging Markets Index as the benchmark for all future shareholder reports.

 KCM Macro Trends Fund N-CSR dated 4/30/10

Comment 1:	The Statement of Assets and Liabilities reflect a $400,000 Deposit with Broker balance when it appears that the Fund did not engage in any derivative trading during the period.
Response:	The Adviser made this deposit with Goldman Sachs towards the end of the period in order to facilitate futures trading.

Generations Fund N-CSR dated 7/31/09

Comment 1:	On the Statement of Operations, there appears an amount for Net Realized Loss on Options with no option rollforward schedule in the footnotes.
Response:

The amount disclosed in the Statement of Operations is for options purchased, not written, therefore no option rollforward schedule is required.  In future reports, we will be sure to add “purchased” to the description.

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *

Please contact me at (631) 470-2616 if you should require any further information.

Sincerely,

/s/ Emile R. Molineaux

Emile R. Molineaux

Secretary

Northern Lights Fund Trust